AMERICAS SILVER CORPORATION REPORTS THIRD QUARTER 2016 FINANCIAL
RESULTS

TORONTO, ONTARIO—November 14, 2016—Americas Silver Corporation (TSX: USA) (OTCQX: USAPF) (“Americas Silver” or the “Company”) today reported consolidated financial and operational results for the third quarter of 2016.

This earnings release should be read in conjunction with the Company’s Third Quarter Production Results and San Rafael Project Update, Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company’s website at www.americassilvercorp.com. All figures are in U.S. dollars unless otherwise noted.

Third Quarter Highlights

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Quarterly revenues of $16.8 million and a net income of $1.0 million or $0.01 cents per share in Q3, 2016 compared with revenues of $12.8 million and a net loss of ($4.8) million or ($0.01) cents per share in Q3, 2015.

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Net cash flow generated from operating activities in Q3, 2016 of approximately $2.2 million compared with net cash flow used in operating activities of approximately ($2.6) million in Q3, 2015 as a result of the sustained increase in metals prices during the third quarter impacting realized metal prices.

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As previously released, consolidated silver production for the quarter decreased 13% compared with Q3, 2015 to approximately 600,000 silver ounces, while silver equivalent[1] production for the quarter decreased 6% to approximately 1.2 million ounces as activities began to slow at the Nuestra Señora mine and preparations were made to transition to other ore sources at the greater Cosalá Operations.

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Consolidated cash costs[2] for the quarter improved 17% to $10.00 per silver ounce compared with Q3, 2015, while all-in sustaining costs[2] for the quarter improved 22% to $12.86 per silver ounce year- over-year.

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The San Rafael Project (the “Project”) continues to progress on time and budget following the Board of Directors’ approval for construction in September 2016 and the formal construction commencement in October. This Project is expected to be the Company’s key cash flow generator for 2017 and beyond at current silver and base metal prices.

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The Company made an early principal repayment of approximately $0.7 million towards its outstanding November 2015 debt facility during Q3, 2016, and made an additional early principal repayment on its February 2016 debt facility of approximately $1.3 million in October, subsequent to the quarter-end, for total repayments of $2.0 million. The Company expects to make further principal repayments prior to maturity of existing credit facilities.

•	Cash balance at September 30, 2016 of $26.6 million with net working capital of approximately $28.0 million.

“The third quarter was a strong financial and operational quarter for Americas Silver generating net income and operating cash flow, while continuing to reduce cash costs and all-in sustaining costs at the Company’s operations,” said Americas Silver Corporation President and CEO Darren Blasutti. “We are excited by the progress already made in less than two months at San Rafael. This Project will be a significant generator of operating cash flow going forward, fueling the Company’s earnings and cash flow growth in late 2017 and beyond.”

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1 Throughout this press release, silver equivalent production for 2016 is based on $14.50 per ounce silver, $0.75 per pound zinc, $0.80 per pound lead and $2.00 per pound copper; and silver equivalent production for 2015 is based on $17.00 per ounce silver, $0.95 per pound zinc, $0.90 per pound lead and $2.90 per pound copper.
2 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2015 year-end and quarter MD&A.

Consolidated Production and Operating Costs

A net income of $1.0 million was recorded for the quarter, compared with a net loss of ($4.8) million for the third quarter of 2015. The increase in net income is primarily attributable to increased by-product sales, higher realized silver and base metal prices, lower cost of sales, among other cost reductions, partially offset by higher financing expense. Further information is available in the Company’s Management’s Discussion and Analysis for the three and nine months ending September 30, 2016.

Consolidated silver production for Q3, 2016 totalled 596,855 silver ounces which represents a decrease of 13% compared to Q3, 2015. Silver equivalent production totalled approximately 1.20 million ounces, a decrease of 6% year-over-year, while lead production increased by 22% year-over-year. Realized silver, zinc, and lead prices increased year-over-year by 33%, 29%, and 12%, respectively, while copper fell year-over-year by 9%. Consolidated cash costs improved 17% to $10.00 per silver ounce compared to Q3, 2015; while all-in sustaining costs improved 22% to $12.86 per silver ounce year-over-year.

Consolidated Production and Cost Details
	Q3 2016	Q3 2015
Total ore processed (tonnes milled)	166,700	167,882
Silver produced (ounces)	596,855	682,715
Zinc produced (pounds)	2,183,814	2,626,541
Lead produced (pounds)	7,991,507	6,572,325
Copper produced (pounds)	326,639	546,666
Silver equivalent produced (ounces)	1,195,775	1,270,694
Silver recovery (percent)	89.7	89.8
Silver grade (grams per tonne)	124	141
Silver sold (ounces)	601,845	670,135
Zinc sold (pounds)	2,142,465	2,568,797
Lead sold (pounds)	7,976,671	6,450,057
Copper sold (pounds)	337,306	541,513
Cost of sales ($ per silver equivalent ounce)	$9.49	$10.76
Silver cash cost ($ per silver ounce)	$10.00	$12.01
All-in sustaining cost ($ per silver ounce)	$12.86	$16.47

Further information concerning the consolidated and individual mine operations are included in the Company’s third quarter Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2016 and Management’s Discussion and Analysis for the same period.

San Rafael Project Update

At its Cosalá Operations, the Company officially kicked off construction of the San Rafael brownfield development project with a ribbon cutting ceremony on October 19, 2016. Representatives from federal, state and local governments were in attendance to show strong support for the Company and the Project. Development activities are progressing well with earthworks complete, long-lead items such as the concentrate regrind mills ordered, the start of delivery of new mobile equipment including a new 9yd LHD, and over 100 meters of ramp development completed. The Project is tracking well against the development schedule and budget, and is fully permitted to commence production. The Company expects to begin stockpiling ore at the mill at the end of Q2, 2017 with commercial production in Q3, 2017.

As previously disclosed, the Project is expected to deliver average annual production of 1.0 million ounces of silver, 50 million pounds of zinc, and 20 million pounds of lead over a 6-year initial mine life at negative AISC based on current reserves. The Project is a brownfield development that will utilize certain existing infrastructure at the Cosalá Operations and is expected to have an initial capital cost of approximately $20 million.

On-going optimization since announcement of a prefeasibility study on the Project on March 30, 2016 (the “Prefeasibility Study”) is expected to enhance the Project’s economics by reducing both initial capital expenditures and future operating costs through: deferring the mill expansion and maximizing the existing mill capacity; reconditioning existing mobile equipment from Nuestra Señora rather than purchasing new equipment; relocation of the mine shop to surface; and applying productivity improvements to development which were not included in the Prefeasibility Study but have since been demonstrated at the Nuestra Señora mine. In addition, since publishing of the Prefeasibility Study in H1-2016, metal prices have increased significantly. Current prices may allow the Project to extend its mine life by lowering the cut-off grade and converting additional resources to economical ore3. Future exploration activities, including those focused on the nearby Zone 120, will benefit from improved underground drill access and San Rafael development progress. The Project IRR has increased impressively as a result of the optimization discussed above and the increase in the silver, lead and zinc prices over the prices used in the Prefeasibility Study. The Company expects to provide an update on the Project later in the fourth quarter.

Though the Company has necessary cash on hand to build the Project, in an effort to maintain flexibility and further optimize the Project, management is actively considering non-dilutive financing proposals for a portion of the development costs and has received strong interest from several potential financiers. The Company expects to update the market on this process during the fourth quarter.

Potential U.S. Exchange Listing

As described in the Company’s September 13, 2016 release, Americas Silver is pursuing a listing of its common shares on the U.S. securities exchange, NYSE MKT LLC (the “NYSE MKT” or the “Exchange”), currently contemplated to be effective in early 2017. The potential benefits of the NYSE MKT listing are increased trading volume and liquidity and may also include access to a deeper pool of new capital, greater international recognition and increased retail interest. The Company has received Board approval to advance the listing process and has been cleared by the Exchange to file its listing application but may elect not to proceed in appropriate circumstances. Completion timing remains subject to the requirements of the Exchange including shareholder approval for a consolidation of the Company’s common shares. Further details on the consolidation will be provided in a management information circular for a special meeting of the Company’s shareholders to be held on December 19, 2016.

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3 Please see Company press release dated September 13, 2016 for a discussion of the Project prefeasibility study published April 30, 2016 and subsequent updates and optimization.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward–looking information” within the meaning of applicable securities laws. Forward–looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the Prefeasibility Study, estimates of mineral reserves and resources, realization of mineral reserve estimates, the Cosalá Operations (including the Project) and Galena Complex as well as the Company’s financing efforts and listing on a U.S. Exchange. Often, but not always, forward–looking information can be identified by forward–looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward–looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties (including the Project), risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks (including ground conditions), government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward–looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward–looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward–looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For more information:
Darren Blasutti
President and CEO
416-848-9503